Snackrilege Foods LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Commissary Income	50,084.97
Sales Discounts	-12,368.55
Sales of Product Income	504,943.93
Unapplied Cash Payment Income	77.00
Total Income	**$542,737.35**
Cost of Goods Sold	
Cost of Goods Sold	34,830.50
Delivery	38,892.49
Event Fees	14.74
Food	132,112.70
Merchandise	1,805.69
Merchant Account Fees	1,610.54
Packaging	36,884.38
Total Cost of Goods Sold	**246,151.04**
Total Cost of Goods Sold	**$246,151.04**
GROSS PROFIT	**$296,586.31**
Expenses	
Advertising and Promotion	1,525.12
Automobile Expense	
Fuel	1,873.09
License & Permits	393.33
Mileage	5,509.00
Parking	101.80
Repairs & Maintenance	1,151.92
Total Automobile Expense	**9,029.14**
Bank Service Charges	86.62
Business Licenses and Permits	646.00
Charitable Contributions	509.95
Computer and Software Supplies	750.00
Contract labor	3,088.63
Dues and Subscriptions	359.00
Equipment Rental	372.71
Insurance Expense	6,501.06
Interest Expense	17.94
Meals	10,297.63
Payroll Expenses	
PR Processing Fees	2,597.35
Taxes	39,944.28
Wages	133,237.15
Total Payroll Expenses	**175,778.78**

Snackrilege Foods LLC

Profit and Loss

January - December 2021

	TOTAL
Professional Fees	
Accounting	5,856.00
Total Professional Fees	**5,856.00**
Rent Expense	61,180.90
Repairs and Maintenance	4,555.74
Research & Development	8,717.12
Smallwares	983.13
Supplies	
Kitchen	5,096.96
Office	7,267.77
Total Supplies	**12,364.73**
Taxes Paid	620.71
Travel Expense	25,241.07
Uniforms and Laundry	5,067.86
Utilities	7,129.57
Website	860.00
Total Expenses	**$341,539.41**
NET OPERATING INCOME	**$ -44,953.10**
Other Income	
Interest Earned	27.79
Total Other Income	**$27.79**
NET OTHER INCOME	**$27.79**
NET INCOME	**$ -44,925.31**

Snackrilege Foods LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank	0.50
OnPoint Checking 5283-22	1,483.21
OnPoint Kitchen Account	7,575.01
OnPoint Savings 5283-1	20,056.81
PayPal	0.00
Stripe Holding	-1,517.20
Total Bank Accounts	**$27,598.33**
Accounts Receivable	
Accounts Receivable	45,052.84
Total Accounts Receivable	**$45,052.84**
Other Current Assets	
Inventory Asset	0.00
Inventory Food	1,500.00
Security Deposits Asset	3,230.00
Undeposited Funds	243.75
Total Other Current Assets	**$4,973.75**
Total Current Assets	**$77,624.92**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-9,035.00
Food Cart	0.00
Furniture and Equipment	9,035.00
Total Fixed Assets	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
Retainer	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$77,624.92**

Snackrilege Foods LLC

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Bank of America CC 9626	40.00
Capital One Credit Card 9672	2,698.46
Discover	14.96
Total Credit Cards	**$2,753.42**
Other Current Liabilities	
Payroll Liabilities	
Net Clearing	0.00
Taxes	26,473.32
Total Payroll Liabilities	**26,473.32**
Rents Held in Trust	2,408.66
Square Tips	0.00
Total Other Current Liabilities	**$28,881.98**
Total Current Liabilities	**$31,635.40**
Long-Term Liabilities	
EIDL Loan	140,511.00
Loan from New Seasons	13,950.00
PPP Loan (deleted)	51,505.00
Total Long-Term Liabilities	**$205,966.00**
Total Liabilities	**$237,601.40**
Equity	
Opening Balance Equity	3,386.00
R McCallard Draws	-118,437.17
Net Income	-44,925.31
Total Equity	**$ -159,976.48**
TOTAL LIABILITIES AND EQUITY	**$77,624.92**

Snackrilege Foods LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-44,925.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-16,349.19
Inventory Asset	0.00
Bank of America CC 9626	40.00
Capital One Credit Card 9672	-70.46
Discover	14.96
Payroll Liabilities:Taxes	26,473.32
Rents Held in Trust	308.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,417.29**
Net cash provided by operating activities	**$ -34,508.02**
FINANCING ACTIVITIES	
EIDL Loan	-689.00
Loan from New Seasons	-3,050.00
PPP Loan (deleted)	24,250.00
Opening Balance Equity	-22,717.50
R McCallard Draws	-10,144.41
Net cash provided by financing activities	**$ -12,350.91**
NET CASH INCREASE FOR PERIOD	**$ -46,858.93**
Cash at beginning of period	74,701.01
CASH AT END OF PERIOD	**$27,842.08**